August 20, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

North Bay Resources Inc.
Amendment No.3 to Registration Statement on Form S-1
Filed July 21, 2010
File No. 333-164860

We have reviewed the Commission’s comments to our Registration Statement on Form S-1 filed with the Commission on July 21, 2010.  We have prepared our responses to the Commission’s comments. Our responses follow each of the Commission’s comments set forth below.

Form S-l General

1.
Please update your financial statements pursuant to Rule 8-08 of Regulation S-X. Please also update the disclosure regarding material changes during the interim period in Management's Discussion and Analysis of Financial Condition or Plan of Operation. See Item 303(b)(l) and (b)(2) of Regulation S-K.

RESPONSE: We have revised our disclosure to include our Q2 2010 financial statements as of June 30, 2010, as requested by the Commission in its comment above. Please see our MD&A section beginning on page 75 and our Financial Statements beginning on page 90.

Security Ownership of Certain Beneficial Owners and Management, page 23

2.
We note your response to prior comment 9. Please revise the opening paragraph to indicate that you have provided information with respect to the beneficial ownership of the company's outstanding voting securities, as opposed to outstanding common stock. In addition, please revise the table to indicate that Mr. Leopold holds 100%, rather than 80%, of the Series I preferred class.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 23.

Generative Business Model, page 29

3.
We note your response to prior comment 11 from our letter dated July 9,2010. Please disclose if you have received the $5,000 from Lincoln Resources, Inc. due August 6, 2010. Please also disclose the amount that Silver Quest Resources Ltd. has expended of

4.	the $250,000 in expenses required under the joint venture agreement to be incurred by October 15, 2010.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see pages 30 and 31.

Properties, page 31

5.
In response to prior comment 12 from our letter dated July 9,2010 you disclose on page 31 the amount of money you spent in the aggregate on registration and maintenance fees in 2009 ($38,121) and in the first quarter of 2010 ($11,487), in order to maintain your properties in good standing. We note that some properties have claims that have expirations dates listed in 2010, and others in 2011. As such, please disclose the following:

•    The aggregate fees required to maintain all claims listed in this registration statement in good standing for 2010; and
•    In tabular format, the due dates for maintenance fees and the fees paid thus far for each listed property, on an individual basis

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 31.

By way of clarification to the Commission, there is a distinct difference between how mineral claims are maintained in British Columbia versus the manner in which they are maintained the United States.  In the US, BLM claims require an annual fee payment of $100 per year per claim.  This fee must be paid in its entirety, and one can not choose to make a partial payment.  Payment of one day, one week, or one month at a time is not permitted.  However, in British Columbia, the amount to be paid varies, depending on the size (in hectares) of each claim.  Furthermore, BC regulations do in fact allow for payments of as little as one day at time if you so choose to.  This flexibility allows us to better manage cash flow, and creates a more dynamic day-to-day snapshot of when a particular claim is due to expire.  To see an expiration date in British Columbia of August 31 approaching, it should not be assumed that renewal will be for another year.  It might only be renewed for 2 weeks, in which case the next time it is looked at, the expiration date will show September 14, and then another few weeks or perhaps a few months thereafter, and so on.  Because of this, many expiration dates might appear to be approaching very soon, but in reality they are being managed daily to better conserve near-term cash flow.  We therefore urge the Commission to recognize our cash management techniques in relation to the expiration dates of our claims in British Columbia, Canada.

6.
We note a map of the Lardeau Creek property that appears on page 49, but we could not find disclosure of the claims that comprise this property, including the maintenance fees required to be paid. Please revise to include this information.

RESPONSE:  Apparently when our original document was sent to our Edgarizer, this section of the Lardeau Creek property was inadvertently lost.  We have revised our disclosure as requested by the Commission in its comment above. Please see page 49.

Executive Compensation Base Salary, page 84

7.
We note your responses to prior comments 31 and 13 from our letters dated May 5, 2010 and July 9,2010, respectively. Please clarify who determined the compensation of Mr. Leopold, via The PAN Network, which includes an annual salary of $180,000. In this regard, we note that board of directors consists of only two persons: Mr. Leopold himself, and Mr. Michini, who has been previously employed by Mr. Leopold in the capacity of CFO of Speebo, Inc., a company controlled by Mr. Leopold. Please clarify the role Mr. Leopold played and if Mr. Leopold acted on behalf of the board in determining his compensation.

RESPONSE: When Mr. Leopold was recruited as CEO in February 2006, his base salary was set by the then-current board of directors at $120,000 per year, retroactive to January 1, 2006, and was done prior to his appointment to the board of directors and his election as Chairman of the Board.  The board of directors at that time consisted of Mr. Michael Lewison, and Mr. Jeff Falus.  As the authorization for his salary was made prior to Mr. Leopold’s appointment, Mr. Leopold therefore did not participate in the authorization.

In January 2007, the board of directors consisting of Messrs. Lewison, Falus, and Leopold unanimously authorized an increase of Mr. Leopold’s base salary to $180,000 per year.  No single individual acted on behalf of the board.  While Mr. Leopold participated in the discussion, the vote was unanimous by all three directors.

Mr. Fred Michini was not appointed to the board of directors until August 2007, and therefore was never involved in any board actions regarding the amount of Mr. Leopold’s base compensation.

As evidenced in Exhibit 10.10 previously filed with the Company’s filing of Form S-1/A on June 16, 2010, the PAN Management Agreement was signed in August 2009 by Mr. Leopold on behalf of The PAN Network, and Mr. Michini signed on behalf of the Company.

Non-Qualified Deferred Compensation, page 85

8.
We note your response to prior comment 15 from our letter dated July 9, 2010; however, you do not appear to have made disclosure responsive to that comment. Please clarify that the restricted stock bonuses were in addition to, and not in lieu of, the deferred base salary compensation.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 86.

Summary Compensation Table, page 86

In response to prior comment 16 from our letter dated July 9,2010, you disclose that total deferred compensation if no payments are made is $216,000 a year, per the agreement with The PAN Network for $18,000 per month. The summary compensation table, however, only discloses compensation of $180,000 per year, or $15,000 per month. Please explain how the $3,000 per month for the use of The PAN Network facilities is included as compensation; and if so, explain why this is not included in the summary compensation table as compensation for Mr. Leopold.

RESPONSE: $3,000 of the $18,000 due monthly to The PAN Network is in consideration of rent, utilities, computer equipment, internet access, website hosting and management, landline phone and fax, and all of the other similar items that the typical company pays for and expenses on their income statement.  The contract with The PAN Network is considered a related-party transaction, and we have determined that the $3,000 per month above Mr. Leopold’s base salary should be considered additional compensation.  We have revised our disclosure and updated the summary compensation table to reflect this additional compensation as requested by the Commission in its comment above. Please see page 87.

Financial Statements

Note 3. Summary of Significant Accounting Policies, page 113

Mineral property costs, page 114

9.
Your response to prior comment 18 indicates that due to certain legal limitations, your claims should not be classified as mineral rights pursuant to ASC 805-20-55-37. Please explain to us in more detail why the legal limitations of your claims do not allow you to explore, extract, and retain a portion of the benefit from mineral deposits as, notwithstanding any quantitative limitations, your response appears to indicate you have this ability. In addition, please clarify for us the permitting process for your claims.

RESPONSE: British Columbia regulations explicitly state that no mining activity may be done on a claim without first applying for and receiving approval in the form of a mining permit, and additional related permits.  The filing of an application for a mining permit in no way guarantees that it will be approved.  Without certainty of approval, there is no assurance that any extraction of minerals, economical or otherwise, can ever occur on our mining claims.

The Company currently holds no permits of any kind on any of its mineral claims in British Columbia.

The regulations are stipulated in the British Columbia Mineral Titles Act, and the British Columbia Mines Act.

The British Columbia Mineral Titles Act can be reviewed at http://www.bclaws.ca/EPLibraries/bclaws_new/document/ID/freeside/00_96292_01

In section 14 of the Mineral Titles Act, it states:

14  (1) Subject to this Act, a recorded holder may use, enter and occupy the surface of a claim or lease for the exploration and development or production of minerals or placer minerals, including the treatment of ore and concentrates, and all operations related to the exploration and development or production of minerals or placer minerals and the business of mining.

(2) Despite subsection (1), no mining activity may be done by the recorded holder until the recorded holder receives the permit, if any, required under section 10 of the Mines Act.

The British Columbia Mines Act can be reviewed at http://www.bclaws.ca/EPLibraries/bclaws_new/document/ID/freeside/00_96293_01

In the Mines Act, a mine is defined as:

 (a) a place where mechanical disturbance of the ground or any excavation is made to explore for or to produce coal, mineral bearing substances, placer minerals, rock, limestone, earth, clay, sand or gravel,

In section 10 (“Permits”) of the Mines Act, it states:

Permits

10  (1) Before starting any work in, on or about a mine, the owner, agent, manager or any other person must hold a permit issued by the chief inspector and, as part of the application for the permit, there must be filed with an inspector a plan outlining the details of the proposed work and a program for the conservation of cultural heritage resources and for the protection and reclamation of the land, watercourses and cultural heritage resources affected by the mine, including the information, particulars and maps established by the regulations or the code.

As stated in the regulations, the application for a permit must include a plan of operations, which in practice often includes a feasibility study, environmental impact studies, a plan of reclamation, verification that local First Nations groups and local communities affected have been notified and do not object, etc.  The following table is an example of the types of permits required before a mining operation can begin.  This list is by no means exhaustive, but rather illustrative.

AGENCY	REFERRAL/ PERMIT/ LICENCE/ REQUIRED APPROVAL	ACT	RELEVANT SECTION

BC Ministry	Small Mines Permit	Mines Act	Sec. 10
of Energy,	Approving Work System and
Mines and	Reclamation (Mine site
Petroleum	Construction, Operation and
Resources	Reclamation)

BC Ministry	Water Approval	Water Act	Sec. 8,9
of Environment

	Waste Management Permit	Environmental	Part 2 Sec.6
	Introduce Waste into the	Management	(2) & 6 (3);
	Environment: Effluent Discharge	Act	Sec. 14
(Sediment & Tailings)

BC Ministry	Operation Permit	Drinking Water	Sec. 2
of Health	for Water Works System	Protection Act

Ministry of	Permit for Provincial Public	Transportation	Part 5 –
Transportation	Highway Use and Access	Act	Sec. 62

First Nations	Referral	FN Mining Policy
for Approval of Small Mines Permit within Traditional Lands

Environment	Comply with Schedule 4 and 5	Metal Mining
Canada		Effluent
Regulations
(Fisheries Act)

Additional References:

Guide for Preparing a Mine Permit Application under the British Columbia Mines Act: http://www.empr.gov.bc.ca/Mining/Aggregate/Documents/AggAppGuide(Feb2010).pdf

Health, Safety and Reclamation Code for Mines in British Columbia 2008
http://www.empr.gov.bc.ca/Mining/HealthandSafety/Documents/HSRC2008.pdf

Engineering Comments General

10.       We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml

Please indicate the location of a similar disclaimer in your response.

RESPONSE: We have added the Cautionary Note to U.S. Investors to our website, as recommended by the Commission, the location of which is at the bottom of our home page at http://www.northbayresources.com/.

Please contact me at 215-237-7896 should you have any additional comments or questions.

Sincerely,

/s/ Perry Leopold

Perry Leopold, Chief Executive Officer
Fax: (215) 661-8959

cc: Via Facsimile (561) 488-7623
Christopher K. Davies, Esq.